File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

(Filed April 30, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 30, 2009

Release

VITRO, S.A.B. DE C.V.

ORDINARY SHAREHOLDERS MEETING HELD ON APRIL 29, 2009

SUMMARY OF THE RESOLUTIONS TAKEN

1. The Audit Committee Report, the Corporate Practices Committee Report and the Finance and Planning Committee Report on the activities performed in 2008, as well as the Board of Directors Report on the operations and activities where intervened during the year ended on December 31, 2008 were duly approved.

2. Taking into consideration the External Auditor Report and the Board of Directors Opinion, it was approved the Chief Executive Officer Report rendered by the year ended on December 31, 2008 as well as the Board of Directors report pursuant to paragraph b) of article 172 of the Ley General de Sociedades Mercantiles ("General Law of Mercantile Corporations").

3. It was approved the Report on the Company's fulfillment of its tax obligations according to the applicable provisions.

4. It was approved the Board of Directors project to apply the balance Results for the year ended on December 31, 2008, in order that the $5,706 million pesos of the Net Lost of the Majority Interest for 2008 be allocated to $1,838 million pesos of the Loss Account to apply of the Majority Interest for the past years. Due to the foregoing, the balance of the Loss Account to apply of the Majority Interest is $7,544 million pesos.

5. The following personas are appointed as Proprietary Directors of the Board of Directors: Adrian Sada Gonzalez; Julio Escamez Ferreiro; Alejandro Garza Laguera; Tomas Gonzalez Sada; Manuel Guemez de la Vega; Hugo Alejandro Lara Garcia; Ricardo Martin Bringas; Carlos Munoz Olea; Jaime Rico Garza; Federico Sada Melo; Jaime Serra Puche; Joaquin Vargas Guajardo and Andres Yarte Cantu.

6. Mr. Adrian Sada Gonzalez was appointed as Chairman of the Board of Directors and Mr. Alejandro Francisco Sanchez Mujica as Secretary of such collegiate body, without being member of such collegiate body.

7. It is ratified the independence qualification of the members of the Board, being the Board of Directors integrated in 46% of independent directors: Alejandro Garza Laguera; Manuel Guemez de la Vega; Ricardo Martin Bringas; Carlos Munoz Olea; Jaime Serra Puche, and Joaquin Vargas Guajardo.

8. It was approved that the compensation for each Director and Secretary consists of two gold coins ("Centenarios") or its equivalent in cash per meeting for the Board of Directors and the same amount per meeting for the Corporate Practices Committee and the Finance and Planning Committee, including their respective Secretaries. With respect to the Members which form part of the Audit Committee as well as its Secretary, the Shareholders' Meeting approved to grant a monthly fee of $20,000.00 Pesos and additionally a fee consisting of three gold coins ("Centenarios") or its equivalent in cash per meeting.

9. Messrs. Joaquin Vargas Guajardo and Manuel Guemez de la Vega were appointed as Presidents of the Audit Committee and the Corporate Practices Committee respectively.

10. Messrs. Adrian Sada Gonzalez and Alejandro Francisco Sanchez Mujica were appointed as special delegates of the Shareholders Meeting.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 30, 2009